UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 25, 2023, Waldencast plc (the “Company”), a global multi-brand beauty and wellness platform, issued a press release announcing that it expects to file a Form 12b-25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about May 2, 2023, providing the Company a 15-day extension to file its annual report for the fiscal year ended December 31, 2022 on Form 20-F. Accordingly, the Company is postponing its Fiscal Year 2022 and fourth quarter earnings call, originally scheduled for April 26, 2023, to a date to be determined.

In addition, the Company announced that it consummated, in March 2023, its previously announced acquisition of a 60% controlling interest in an entity comprising the business of its Southeast Asia distributor.

The Company's press release announcing the postponements and the acquisition is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated April 25, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: April 25, 2023	By:	/s/ Philippe Gautier
		Name:	Philippe Gautier
		Title:	Chief Financial Officer and Chief Operating Officer

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